SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ENDOLOGIX, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

29266S106

(CUSIP Number)

Martin P. Sutter

Essex Woodlands Health Ventures Fund VII, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 27, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13G-1(b)

☒ Rule 13G-1(c)

☐ Rule 13G-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 29266S106	Page 2 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures Fund VII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 5,454,128
(6) Shared voting power -0-
(7) Sole dispositive power 5,454,128
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person PN

CUSIP No. 29266S106	Page 3 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VII, L.P.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 5,454,128
(6) Shared voting power -0-
(7) Sole dispositive power 5,454,128
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person PN

CUSIP No. 29266S106	Page 4 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Essex Woodlands Health Ventures VII, L.L.C.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 5,454,128
(6) Shared voting power -0-
(7) Sole dispositive power 5,454,128
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person OO

CUSIP No. 29266S106	Page 5 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James L. Currie
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,454,128
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,454,128
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person IN

CUSIP No. 29266S106	Page 6 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Martin P. Sutter
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,454,128
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,454,128
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person IN

CUSIP No. 29266S106	Page 7 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Immanuel Thangaraj
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,454,128
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,454,128
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person IN

CUSIP No. 29266S106	Page 8 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Jeff Himawan
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,454,128
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,454,128
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person IN

CUSIP No. 29266S106	Page 9 of 14 Pages

(1)	Name of reporting person S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Petri Vainio
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power -0-
(6) Shared voting power 5,454,128
(7) Sole dispositive power -0-
(8) Shared dispositive power 5,454,128
(9)	Aggregate amount beneficially owned by each reporting person 5,454,128
(10)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (11) 9.5%
(12)	Type of reporting person IN

ORIGINAL REPORT ON SCHEDULE 13G

Item 1.

(a) Name of Issuer: Endologix, Inc.

(b) Address of Issuer’s Principal Executive Offices:

11 Studebaker

Irving, CA 92618

Item 2.

(a) Name of Person Filing: This Schedule 13G is being filed jointly by Essex Woodlands Health Ventures Fund VII, L.P., a Delaware limited partnership (“Essex VII Fund”), Essex Woodlands Health Ventures VII, L.P., a Delaware limited partnership, the general partner of Essex VII (the “Essex VII Fund GP”), Essex Woodlands Health Ventures VII, L.L.C., a Delaware limited company, (“Essex VII General Partner”), James L. Currie, an individual, Martin P. Sutter, an individual, Immanuel Thangaraj, an individual, Petri Vainio, an individual and Jeff Himawan an individual (each a “Manager”, collectively, the “Managers”, and together with the Essex VII Fund, Essex VII Fund GP and the Essex VII General Partner, the “Reporting Persons”).

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) Citizenship: (i) Essex Woodlands Health Ventures Fund VII, L.P. is a Delaware limited partnership; (ii) Essex Woodlands Health Ventures VII, L.P. is a Delaware limited partnership, (iii) Essex Woodlands Health Ventures VII, L.L.C. is a Delaware limited liability company; (iv) James L. Currie, Martin P. Sutter, Immanuel Thangaraj, Petri Vainio and Jeff Himawan are all individuals who are citizens of the United States.

(d) Title and Class of Securities: Common Stock

(e) CUSIP Number: 29266S106

Item 3. If this statement is filed pursuant to §§ 240.13G-1(b) or 240.13G-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e) ☐ An investment adviser in accordance with 240.13G 1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with 240.13G 1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with 240.13G 1(b)(1)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j) ☐ Group, in accordance with 240.13G 1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

For each of Essex VII, the Essex VII GP and the Essex VII General Partner, 5,454,128 shares.

For each of the Managers, 5,454,128 shares.

(b) Percent of class:

For each of Essex VII, the Essex VII GP and the Essex VII General Partner, 9.5%, based on 57,641,592 shares of common stock issued and outstanding as of October 26, 2011 as reported in the Issuer’s Form 10-Q filed on October 31, 2011.

For each of the Managers, 9.5%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For each of Essex VII, the Essex VII GP and the Essex VII General Partner, 5,454,128 shares.

(ii) Shared power to vote or to direct the vote:

For each of the Managers, 5,454,128 shares.

(iii) Sole power to dispose or to direct the disposition of:

For each of Essex VII, the Essex VII GP and the Essex VII General Partner, 5,454,128 shares.

(iv) Shared power to dispose or to direct the disposition of:

For each of the Managers, 5,454,128 shares.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

N/A

Item 8. Identification and Classification of Members of the Group

N/A

Item 9. Notice of Dissolution of Group

N/A

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 29, 2011.

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.		INDIVIDUALS:

By:	Essex Woodlands Health Ventures VII, L.P., Its General Partner	/s/ James L. Currie
Name: James L. Currie
By:	Essex Woodlands Health Ventures VII, .L.L.C., Its General Partner

/s/ Martin P. Sutter
Name: Martin P. Sutter

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES VII, L.P.

By:	Essex Woodlands Health Ventures VII, .L.L.C., Its General Partner	/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj

By:	/s/ Martin P. Sutter	/s/ Jeff Himawan
	Name: Martin P. Sutter	Name: Jeff Himawan
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES VII, L.L.C.

/s/ Martin P. Sutter		/s/ Petri Vainio
Name: Martin P. Sutter		Name: Petri Vainio
Title: Managing Director

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of Endologix, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13G-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: December 29, 2011

ESSEX WOODLANDS HEALTH VENTURES FUND VII, L.P.		INDIVIDUALS:

By:	Essex Woodlands Health Ventures VII, L.P., Its General Partner	/s/ James L. Currie
Name: James L. Currie
By:	Essex Woodlands Health Ventures VII, .L.L.C., Its General Partner

/s/ Martin P. Sutter
Name: Martin P. Sutter

By:	/s/ Martin P. Sutter
Name: Martin P. Sutter
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES VII, L.P.

By:	Essex Woodlands Health Ventures VII, L.L.C., Its General Partner	/s/ Immanuel Thangaraj
Name: Immanuel Thangaraj

By:	/s/ Martin P. Sutter	/s/ Jeff Himawan
	Name: Martin P. Sutter	Name: Jeff Himawan
Title: Managing Director

ESSEX WOODLANDS HEALTH VENTURES VII, L.L.C.

/s/ Martin P. Sutter		/s/ Petri Vainio
Name: Martin P. Sutter		Name: Petri Vainio
Title: Managing Director